FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13s - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of October, 2006


                                  Acambis plc
                (Translation of registrant's name into English)

                           Peterhouse Technology Park
                               100 Fulbourn Road
                               Cambridge CB1 9PT
                                    England

                    (address of principal executive offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                         Forms 20-F X     Form 40-F

  Indicate by check mark whether the registrant by furnishing the information contained in this Form also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934).

                              Yes       No X

 (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ).




Enclosure:

Form S-8



As filed with the Securities and Exchange Commission on October 2, 2006

                                                   Registration No. 333-______

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ______________________

                                    FORM S-8
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ______________________


                                  ACAMBIS PLC

             (Exact name of registrant as specified in its charter)

                England and Wales                               N/A
 (State or other jurisdiction of Incorporation or  (IRS Employer Identification
                  organization)                               Number)


                 Peterhouse Technology Park, 100 Fulbourn Road
                       Cambridge, CB1 9PT, United Kingdom
                    (Address of principal executive offices)


               The Acambis plc 2006 Unapproved Share Option Plan
                           (Full title of the Plans)


                                 David Lawrence
                            Chief Financial Officer
                 Peterhouse Technology Park, 100 Fulbourn Road
                       Cambridge, CB1 9PT, United Kingdom
                              011-44-1223-275-300

           (Name, address and telephone number of agent for service)

                                    Copy to:

                           Kristian E. Wiggert, Esq.
                            Morrison & Foerster MNP
                   7th Floor, CityPoint, One Ropemaker Street
                        London, EC2Y 9AW, United Kingdom
                              011-44-207-920-4000
                        _______________________________

                        CALCULATION OF REGISTRATION FEE

===================================================================================================
Title of Securities to be Registered   Amount to   Proposed maximum  Proposed maximum   Amount of
                                           be       offering price       aggregate     registration
                                       registered    per share (3)       offering          fee
                                          (1)                             price (3)
---------------------------------------------------------------------------------------------------
Ordinary Shares,
nominal value                         2,000,000         $2.82           $5,640,000         $604
10 pence each                         shares (2)
---------------------------------------------------------------------------------------------------

(1) Pursuant to Rule 416(a) under the Securities Act of 1933, as amended (the "Securities Act"), this Registration Statement includes an indeterminate number of additional shares which may be offered and issued to prevent dilution from stock splits, stock dividends or similar transactions as provided in the above-referenced plans.

(2) This total represents the amount of shares to be registered for issuance pursuant to the Registrant's 2006 Unapproved Share Option Plan.

(3) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(c) and Rule 457(h) under the Securities Act, the proposed maximum offering price per share and the proposed maximum aggregate offering price have been determined on the basis of the average of the high (GBP1.50) and low (GBP1.468) sale prices reported on the London Stock Exchange on September 26, 2006. The U.S. dollar amount was calculated using the Noon exchange rate for pounds (GBP1 = $1.8954) as reported by the Federal Reserve Bank of New York on September 26, 2006.



                                     PART I
                          INFORMATION REQUIRED IN THE
                            SECTION 10(a) PROSPECTUS

The documents containing the information specified in this Part I of Form S-8 (plan information and registrant information and employee plan annual information) will be sent or given to employees as specified by Securities and Exchange Commission Rule 428(b)(1). Such documents need not be filed with the Securities and Exchange Commission (the "Commission") either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424. These documents and the documents incorporated by reference in this Registration Statement pursuant to Item 3 of Part II of this Form S-8, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act of 1933, as amended (the "Securities Act").

                                    PART II
                          INFORMATION REQUIRED IN THE
                             REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The following documents filed by the Registrant with the Commission are incorporated by reference herein:

a. The Registrant's Annual Report on Form 20-F for the year ended December 31, 2005 filed on June 28, 2006, which includes audited financial statements for such year.

b. All other reports filed by the Registrant pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), since December 31, 2005.

c. The description of the Registrant's Ordinary Shares, nominal value 10 pence per share, contained in the Registration Statement on Form F-4, as filed with the Commission on February 10, 1999 (File No. 333-72077), including any amendment or report filed for the purpose of updating such description.

All documents filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Registration Statement, and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which de-registers all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4. Description of Securities.

Not applicable.

Item 5. Interests of Named Experts and Counsel.

Not applicable.

Item 6. Indemnification of Directors and Officers.

Articles 225 and 226 of the Registrant's Articles of Association provide:

"225 Directors and secretaries may be indemnified subject to the Statutes

"Subject to the provisions of the Statutes, but without prejudice to any indemnity to which the person concerned may otherwise be entitled, every director or other officer of the Company (other than any person (whether an officer or not) engaged by the Company as auditor) shall be indemnified out of the assets of the Company against any liability incurred by him for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company, provided that this Article 225 shall be deemed not to provide for, or entitle any such person to, indemnification to the extent that it would cause this Article 225 or any element of it, to be treated as void under the 1985 Act or otherwise under the Statutes."

"226 Power to purchase and maintain insurance

"Without prejudice to the provisions of Article 225, the Directors shall have power to purchase and maintain, at the cost of the Company, insurance for, or for the benefit of, any persons who are or were at any time Directors, officers or employees of the Company, or of any other company or undertaking which is (a) the holding company or parent undertaking of the Company or (b) a subsidiary or subsidiary undertaking of the Company or of such holding company or parent undertaking or any such holding company or parent undertaking or subsidiary of subsidiary undertaking or in which the Company or such holding company or parent undertaking or subsidiary or subsidiary undertaking has any interest whether directly or indirectly, or who are or were at any time trustees of any retirement benefits scheme or employees' share scheme in which employees of the Company or of any such other company or undertaking are interested, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by such persons in respect of any act or omission in the actual or purported execution and/or discharge of their duties and/or the exercise or purported exercise of their powers and/or otherwise in relation to their duties, powers or offices in relation to the Company or any such other company or undertaking, retirement benefit scheme or employees' share scheme."

Pursuant to the provisions of Section 310(3) of the Companies Act 1985 (as amended by the Companies Act 1989) the Company may purchase and maintain insurance to indemnify any director, officer, manager or auditor of the Company.
Section 310 of the Companies Act 1985 (as amended by Section 137 of the Companies Act 1989) provides as follows:

"310. Provisions protecting auditors from liability

(1) This section applies to any provision, whether contained in a company's articles or in any contract with the company or otherwise, for exempting any
...... person (whether an officer or not) employed by the company as auditor from, or indemnifying him against, any liability which by virtue of any rule of law would otherwise attach to him in respect of any negligence, default, breach of duty or breach of trust of which he may be guilty in relation to the company.

(2) Except as provided by the following subsection, any such provision is void.

(3) This section does not prevent a company -

(a) from purchasing and maintaining for any such ..... auditor insurance against any such liability, or

(b) from indemnifying any such ..... auditor against any liability incurred by him -

(i) in defending any proceedings (whether civil or criminal) in which judgment is given in his favour or he is acquitted, or

(ii) in connection with any application under section 727 (general power to grant relief in case of honest and reasonable conduct) in which relief is granted to him by the court."

Section 727 of the Companies Act 1985 provides as follows:

"727 Power of court to grant relief in certain cases

(1) If in any proceedings for negligence, default, breach of duty or breach of trust against an officer of a company or a person employed by a company as auditor (whether he is or is not an officer of the company) it appears to the court hearing the case that that officer or person is or may be liable in respect of the negligence, default, breach of duty or breach of trust, but that he has acted honestly and reasonably, and that having regard to all the circumstances of the case (including those connected with his appointment) he ought fairly to be excused for the negligence, default, breach of duty or breach of trust, that court may relieve him, either wholly or partly, from his liability in such terms as it thinks fit.

(2) If any such officer or person as above- mentioned has reason to apprehend that any claim will or might be made against him in respect of any negligence, default, breach of duty or breach of trust, he may apply to the court for relief; and the court on the application has the same power to relieve him as under this section it would have had if it had been a court before which proceedings against that person for negligence, default, breach of duty or breach of trust had been brought.

(3) Where a case to which subsection (1) applies is being tried by a judge with a jury, the judge, after hearing the evidence, may, if he is satisfied that the defendant or defender ought in pursuance of that subsection to be relieved either in whole or in part from the liability sought to be enforced against him, withdraw the case in whole or in part from the jury and forthwith direct judgment to be entered for the defendant or defender on such terms as to costs or otherwise as the judge may think proper."

Item 7. Exemption From Registration Claimed.

Not applicable.

Item 8. Exhibits.

4.1 Memorandum of Association of Acambis plc(1)

4.2 Articles of Association of Acambis plc(2)

5.1 Opinion of Morrison & Foerster MNP

23.1 Consent of Morrison & Foerster MNP (contained in Exhibit 5.1)

23.2 Consent of PricewaterhouseCoopers LLP

24.1 Power of Attorney (see Signature Page)

Item 9. Undertakings.

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of the expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


                                   SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant, Acambis plc, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, England, on September 29, 2006.


                                       ACAMBIS PLC



                                       By: /s/ David Lawrence____________
                                           David Lawrence
                                           Chief Financial Officer


                               POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Gordon Cameron and David Lawrence, and each of them, as attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendment to this Registration Statement and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorneys-in-fact, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming the said attorney-in-fact or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.


Signature                Title                             Date
-------------------------------------------------------------------------------
                         Chief Executive Officer           September 29, 2006
  /s/ Gordon Cameron     and Director
----------------------
Gordon Cameron
-------------------------------------------------------------------------------
                         Chief Financial Officer           September 28, 2006
  /s/ David Lawrence     and Director
----------------------
David Lawrence
-------------------------------------------------------------------------------
                         Non-Executive Chairman            September __, 2006
----------------------
Alan Smith
-------------------------------------------------------------------------------
  /s/ Randal Chase       Non-Executive Director            September 29, 2006
----------------------
Randal Chase
-------------------------------------------------------------------------------
  /s/ Alan Dalby         Non-Executive Director            September 27, 2006
----------------------
Alan Dalby
-------------------------------------------------------------------------------
                         Non-Executive Director            September __, 2006
----------------------
Peter Fellner
-------------------------------------------------------------------------------
  /s/ Ross Graham        Non-Executive Director            September 27, 2006
----------------------
Ross Graham
-------------------------------------------------------------------------------


                               INDEX TO EXHIBITS


Exhibit                            Document
Number

   4.1   Memorandum of Association of Acambis plc(3)
   4.2   New Articles of Association of Acambis plc(4)
   5.1   Opinion of Morrison & Foerster MNP
  23.1   Consent of Morrison & Foerster MNP (contained in Exhibit 5.1)
  23.2   Consent of PricewaterhouseCoopers LLP
  24.1   Power of Attorney (see Signature Page)



                                                                     EXHIBIT 5.1

                       OPINION OF MORRISON & FOERSTER MNP

                    (ON MORRISON & FOERSTER MNP LETTERHEAD)


September 29, 2006


Acambis plc
Peterhouse Technology Park
100 Fulbourn Road
Cambridge CB1 9PT
United Kingdom



Re: The Acambis plc 2006 Unapproved Share Option Plan

Dear Sirs

You have requested our opinion with respect to certain matters of English law in relation to the Registration Statement on Form S-8 (the "Registration Statement") to be filed by Acambis plc ("Acambis") with the Securities and Exchange Commission, in connection with the registration under the Securities Act of 1933, as amended, of up to 2,000,000 ordinary shares of 10p each in Acambis (the "Shares") offered pursuant to the provisions of Acambis' 2006 Unapproved Share Option Plan (the "Plan"). As your English legal counsel, we have examined the proceedings taken and are familiar with the proceedings proposed to be taken in connection with the issue of the Shares.

It is our opinion that, upon completion of the proceedings being taken or to be taken prior to issue of the Shares, and upon completion of the proceedings being taken in order to permit such transactions to be carried out in accordance with the securities laws of the United States and the various states in the United States and in the United Kingdom, where required, the Shares, when issued in accordance with the terms of the Plan, will be legally and validly issued, fully paid and non-assessable.

Our opinions expressed above are limited to the laws of England and Wales and we do not express any opinion herein concerning any other law.

We consent to the filing of this Opinion as an exhibit to the Registration Statement.

Yours faithfully

/s/ Morrison & Foerster MNP

                                                                    EXHIBIT 23.2


            CONSENT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



We herby consent to the incorporation by reference in this Registration Statement on Form S-8 of Acambis plc of our report dated 26 June 2006, which appears in the Annual Report on Form 20-F of Acambis plc for the year ended December 31, 2005.


/s/ PricewaterhouseCoopers LLP


Cambridge, England

September 29, 2006
--------------------------

(1) Filed as Exhibit 3.1 to the Registrant's Registration Statement on Form F-4, as filed with the Commission on February 10, 1999 (File No. 333-72077), and incorporated herein by reference.

(2) Filed as Exhibit 1.2 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2004 on June 30, 2005 and incorporated herein by reference.

(3) Filed as Exhibit 3.1 to the Registrant's Registration Statement on Form F-4, as filed with the Commission on February 10, 1999 (File No. 333-72077), and incorporated herein by reference.

(4) Filed as Exhibit 1.2 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2004 on June 30, 2005 and incorporated herein by reference.



                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: 02 October, 2006                        ACAMBIS PLC





                                        By:  /s/ Lyndsay Wright
                                             Name: Lyndsay Wright
                                             Title: VP, Communications and IR.